February 3, 2014	News Release 14–03

SILVER STANDARD TO PURCHASE MARIGOLD MINE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has entered into a Purchase and Sale Agreement (the “Agreement”) with subsidiaries of Goldcorp Inc. (NYSE: GG) (“Goldcorp”) and Barrick Gold Corporation (NYSE: ABX) to purchase 100% of the Marigold mine, a producing gold mine in Nevada, USA (“Marigold”) for cash consideration of $275 million.

Investment Highlights

▪	Provides immediate positive cash flow from a mine in a prolific gold-silver region;

▪	Adds growth from an accretive transaction to create a multi-mine precious metals producer;

▪	Maintains financial capacity to advance internal growth projects;

▪	Improves our operating and political risk profile;

▪	Adds to experienced and professional operating team;

▪	Leverages our open-pit operating capabilities;

▪	Adds long-lived reserves from an operationally stable, productive mine; and

▪	Preserves shareholder exposure to silver and adds exposure to gold.

“The acquisition of Marigold accomplishes our strategic goal of adding an operating mine in a well-established, low-risk mining jurisdiction,” said John Smith, President and CEO. “We are excited to welcome our new team members as Marigold upgrades our portfolio quality whilst leveraging our open-pit mine expertise and financial capacity.”

“We retain our financial capacity to continue internal growth and expect improved corporate operating cash flow going forward as a result of our 2013 cost restructuring program and the addition of the Marigold mine.”

“We are very impressed with the quality of the team at Marigold and look forward to having them join Silver Standard. They will provide invaluable expertise as we look to optimize the mine plan and continue to execute our growth plan.”

Transaction Overview
Under the terms of the Agreement, Silver Standard will acquire a 100% interest in Marigold for cash consideration of $275 million. The purchase price will be funded from cash on hand.
Completion of the transaction is subject to customary closing conditions, including regulatory approvals. Under the terms of the Agreement, Silver Standard will be required to provide financial assurances to the environmental regulatory authorities with respect to Marigold’s long term environmental and reclamation obligations. Silver Standard expects the transaction to close in April 2014.

Marigold Mine Overview
Marigold is an open-pit gold mine located in Humboldt County, Nevada, USA, at the northern end of the Battle Mountain-Eureka trend. The mine has been in continuous production since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation with 40,000 tonnes per day capacity. As disclosed by Goldcorp in its news release dated January 8, 2014, the mine produced 162,000 ounces of gold in 2013 and it is expected to produce between 142,000 and 150,000 ounces of gold in 2014 (grossed up to illustrate 100% production figures). As reported by Goldcorp in its public disclosures, Marigold has consistently produced over 140,000 ounces of gold per year at gold recoveries in excess of 70%. Production at Marigold is subject to various net smelter returns royalties. In 2012 and 2013, significant investments were made to purchase new, larger mining equipment which is expected to improve the efficiency of future mining operations. The mine currently employs 360 people including contractors, who manage and maintain the mine and plant to Goldcorp’s world-class safety and environmental standards.
Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, streamlined permitting process and access to highly qualified labor.

Mineral Reserves and Resources
As reported by Goldcorp as of December 31, 2012, Mineral Reserves and Mineral Resources for Marigold are shown below. For Silver Standard’s purposes, these estimates for Marigold are considered to be historical estimates under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as they were prepared by Goldcorp prior to Silver Standard’s involvement with Marigold.

Mineral Reserves & Resources (1)
	Tonnes	Metal grade	Contained metal
	(M tonnes)	(g/t Gold)	(M oz Gold)
Proven Mineral Reserves Probable Mineral Reserves	35.0 259.5	0.68 0.50	0.77 4.16
Total Proven & Probable Mineral Reserves (2)	294.5	0.52	4.92
Measured Mineral Resources Indicated Mineral Resources	1.6 44.0	0.48 0.42	0.03 0.60
Total Measured & Indicated Mineral Resources (2) (3)	45.6	0.42	0.62
Inferred Mineral Resources (3)	81.2	0.43	1.12

(1)
Mineral Reserves and Mineral Resources estimate as reported by Goldcorp in its Annual Information Form dated March 1, 2013 (“AIF”) for the financial year ended December 31, 2012, available at www.sedar.com under Goldcorp’s profile and at www.goldcorp.com. Mineral Reserves and Mineral Resources disclosed by Goldcorp have been grossed up to illustrate 100% Silver Standard ownership of Marigold and are subject to rounding. As discussed in the AIF, Mineral Reserves and Mineral Resources were prepared by Goldcorp in accordance with NI 43-101 under the supervision of a qualified person. Silver Standard is not treating these historical estimates as current and the historical estimates should not be relied upon.

(2)
As discussed in the AIF, Mineral Reserves were estimated by Goldcorp using US$ commodity prices of $1,350 per ounce of gold. Mineral Resources were estimated using US$ commodity prices of $1,500 per ounce of gold.

(3)
All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. There is no assurance that all or part of the Inferred Mineral Resources can be upgraded to a higher category.

Near-Term Strategy and Outlook
Silver Standard’s immediate focus will be on ensuring a smooth transition in ownership upon closing of the transaction. Work is underway to implement and analyze projects to enhance the current operation and lower the cost structure, such as:

▪	Completing the integration of the newly purchased, larger scale, and more efficient mining equipment; and

▪	Developing a new life of mine plan targeting a lower strip ratio and higher grade with the potential to reduce mining costs.

A NI 43-101 technical report is expected in the third quarter of 2014 with an updated Mineral Reserves and Resources estimate. A second NI 43-101 technical report is expected in the fourth quarter of 2014 with an optimized mine plan for the current gold price environment. Upon completion of these technical reports, Silver Standard will provide production and cost guidance for Marigold.

Advisors
CIBC is acting as financial advisor to Silver Standard and its Board of Directors. Silver Standard's legal counsel is Lawson Lundell LLP and Holland & Hart LLP.

Marigold Acquisition: Conference Call and Webcast

▪	Conference call and webcast: Tuesday, February 4, 2014, at 10:00 a.m. EST.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com. Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 58200222
All other callers:	+1 (404) 537-3406, replay conference ID 58200222

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as

“expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the proposed transaction; future production of silver and other metals; future costs of inventory and cash costs per payable ounce of silver; the prices of silver and other metals; the effects of applicable legislation and government policies on our operations; future successful development of our projects and capital enhancing programs; estimated production rates for silver and other payable metal produced by us; the estimates of expected or anticipated economic returns from our mining projects including future sales of the metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: obtaining all required third party regulatory and governmental approvals to the proposed transaction and the satisfaction or waiver of all other conditions to completion of the proposed transaction; our ability to successfully integrate an announced acquisition; uncertainty of production and cost estimates for our properties and operations; future development risks, including start-up delays and operational issues; risks related to future exploration and development and our ability to obtain adequate financing for these purposes; Mineral Reserves and Mineral Resources estimates and our ability to extract mineralization profitably and replace our Mineral Reserves; fluctuations in exchange rates and certain commodity prices; economic and market risks; political, financial, social, legal or economic developments or changes in any of the countries where we carry on business; lack of suitable infrastructure; uncertainties related to title to our mineral properties and the ability to obtain surface rights; regulatory compliance, including in relation to environmental laws and regulations; operational safety and security risks; competition in the mining industry and a shortage of mining services and other resources; conflicts of interest involving some of our directors and officers; risks related to claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.

Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our various exploration and development activities; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; and our ability to obtain adequate financing. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors:

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.